Westamerica Bancorporation
                   Tax Deferred Savings/Retirement Plan
                                  (ESOP)






                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                                 FORM 11-K

                               ANNUAL REPORT



                       Pursuant to Section 15(d) of
                    the Securities Exchange Act of 1934

                For the fiscal year ended December 31, 1994


               A.   Full title of the Plan:

                        WESTAMERICA BANCORPORATION
                TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)


                      The address of the Plan is the
                    same as the address of the issuer.


               B.   Name of Issuer of the securities held
                    pursuant to the Plan and the address
                    of its principal executive office:

                        WESTAMERICA BANCORPORATION
                             1108 Fifth Avenue
                           San Rafael  CA  94901


 This Plan is subject to Employee Retirement Income Security Act of
1974.



                     INDEX TO THE FINANCIAL STATEMENTS



Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits
December 31, 1994 and 1993

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1994 and 1993

Notes to Financial Statements

Schedule I  -  Schedule of Assets Held for Investment Purposes
               December 31, 1994 and 1993

Schedule II -  Statements of Transactions Involving More Than Five
               Percent of Plan Assets for the Years
               Ended December 31, 1994 and 1993

Schedule III- Allocation of Net Assets Available for Plan Benefits to Investment Programs - December 31,
               1994 and 1993

Schedule IV- Allocation of Changes in Net Assets Available for Plan Benefits to Investment Programs for the Years Ended December 31, 1994 and 1993

Independent Auditors' Consent

Duly Authorized Signature

                        Westamerica Bancorporation
                Tax Deferred Savings/Retirement Plan (ESOP)
           Statements of Net Assets Available for Plan Benefits
                        December 31, 1994 and 1993


                                                  1994           1993
ASSETS
Investments, at fair value:

Westamerica Bancorporation Common Stock
 (311,529 shares in 1994 and 324,899
 shares in 1993)                            $9,267,988     $8,853,498

Bank of America CIT Short-Term
     Investment Fund                           481,595        902,938

Westamerica Bank Certificates of Deposit       490,994        622,858

Bank of America CIT Index Fund (Equity)      1,015,035        882,244

Stein Roe Special Mutual Fund                  366,220            ---

Bank of America International Equity Fund      623,015        275,148

Bank of America Intermediate Treasury Bond
 Index Fund                                    123,885            ---

Loans to Participants                          278,920        280,468
                                           -----------    -----------
          Total Investments                 12,647,652     11,817,154

Cash                                            67,214          4,295

Accrued interest receivable                     34,487          8,261


Contributions receivable                         3,941            ---
                                           -----------    -----------
          Total Assets                      12,753,294     11,829,710

LIABILITIES

Contributions payable                              ---            859
Payable to broker                                  ---         11,104
Refunds of excess contributions                 23,479         65,949
Distributions payable                           38,788            ---
                                           -----------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS     $12,691,027    $11,751,798
                                           ===========    ===========
See accompanying Notes to Financial Statements.

                        Westamerica Bancorporation
                Tax Deferred Savings/Retirement Plan (ESOP)
      Statements of Changes in Net Assets Available for Plan Benefits
              For the Years Ended December 31, 1994 and 1993

                                                  1994           1993


INCREASES (DECREASES) IN NET ASSETS
ATTRIBUTED TO:

Contributions by participants               $1,209,702     $1,047,594

Contributions by Westamerica Bancorporation    473,688        406,724

Participant rollovers                           43,750          6,334

Investment Income:
     Appreciation of investments               785,361      1,234,427
     Dividends                                     ---            717
     Interest                                   48,576         28,619
     Interest on participant loans              18,045         15,516
                                           -----------    -----------
           Total Investment Income             851,982      1,279,279

Distributions paid                          (1,616,414)      (828,936)

Refunds of excess contributions                (23,479)       (65,949)
                                           -----------    -----------
           Total Increases                     939,229      1,845,046

NET ASSETS AVAILABLE FOR PLAN
BENEFITS, beginning of year                 11,751,798      8,663,997

Merger of Assets from Napa Valley Bancorp
401(k) Employee Savings Plan                       ---      1,242,755

NET ASSETS AVAILABLE FOR PLAN
BENEFITS, end of year                      $12,691,027    $11,751,798
                                           ===========    ===========


See accompanying Notes to Financial Statements.

                        WESTAMERICA BANCORPORATION
                TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
                       NOTES TO FINANCIAL STATEMENTS

NOTE 1:   The Plan

The Westamerica Bancorporation Tax Deferred Savings/Retirement Plan
ESOP) (the Plan), formerly called the Westamerica Bancorporation Supplemental Retirement Plan, was established by Westamerica Bancorporation (the Company) as a non-contributory profit sharing plan. The Plan was amended to include a salary deferral feature pursuant to
Section 401(k) of the Internal Revenue Code. Concurrent with the amendment, all existing account balances were invested in either common stock or certificates of deposit of the Company, and all employee accounts were fully vested. The plan was also amended and restated as an Employee Stock Ownership Plan (ESOP).

The Internal Revenue Service issued a favorable determination letter on November 23, 1993, stating that the Plan qualifies under Internal
Revenue Code Section 401(a) and that the underlying trust is exempt from income tax under Section 501(a). Continued qualification is dependent on the Plan's future operation.

The Plan's eligibility provisions were amended effective April 1, 1991. Prior to that time, a salaried employee hired to work 30 hours or more per week became eligible to participate in the Plan on the date that such employee first performed an hour of service for which he or she was compensated by the Company and a salaried employee hired to work fewer than 30 hours per week became eligible to participate in the Plan only after completing six months of service. After the amendment, a salaried employee becomes eligible to participate in the Plan as of the first day of the Plan quarter following his or her completion of a ninety day introductory period. In addition to the amendment regarding eligibility requirements, the Plan was also amended in four other respects, as follows:

    First, effective January 1, 1991, the Company's matching contribution was increased from 35 percent to 50 percent of the participant's elective contribution, up to a maximum of 6 percent of the participant's salary.

    Second, April 1, 1991, any participant may elect, at the beginning of any Plan quarter, to transfer up to 50 percent of his or her Common Stock Fund into other investment funds provided under the Plan.

    Third, effective April 1, 1991, a participant is allowed to borrow against his or her Rollover Account. A Rollover Account consists of participant contributions disbursed from other plans qualified under the Internal Revenue Code and deposited in the Plan within 60 days of receipt by the participant.

    Fourth, effective January 1, 1995, the Company's matching contribution was increased from 50 percent to 100 percent of the participant's elective contribution, up to a maximum of 6 percent of the participant's salary.

Participants may elect to defer compensation, through payroll deduction, by any whole percentage up to 15 percent of compensation (not to exceed $9,240 in 1994 and $8,994 in 1993) in any plan year. Participants may direct that funds be invested in whole or in part in any of the seven investment funds as follows:

The Company Common Stock Fund, which is invested in Company Common
Stock.

The Money Market Savings Fund, which is invested in high-grade, short-term money market instruments.

The CD Fund, which consists of certificates of deposit placed with Westamerica Bank, a wholly owned subsidiary of the Company.

The Equity Index Fund, which is invested in common stock of 499 of the 500 common stock issues comprising the Standard & Poor's 500
Composite Stock Price Index (the "Index"). The exception is BankAmerica Corporation Stock. Westamerica Bancorporation stock is not included in the Index.

The Stein Roe Special Mutual Fund, which is an open-end no-load actively managed stock mutual fund.

The International Equity Fund, which is invested primarily in common stock and equity related securities traded on major international markets outside the U.S.

The Intermediate Treasury Bond Index Fund, which is invested entirely in securities of the U.S. Treasury with maturities of between one and ten years.

The Plan permits participants to borrow from their account and allows for hardship withdrawals. A participant may borrow the lesser of 50 percent of their total account balance, 100 percent of participant contributions, or $50,000. In 1994 and 1993, total participant loans funded were $132,350 and $219,052, respectively.

The Company's matching contributions are invested in the Company Common Stock Fund. The Company may, but is not obligated to, contribute additional amounts to the Company Common Stock Fund. All contributions are 100 percent vested and non-forfeitable with the exception that participants terminating employment with the Company forfeit Company matching contributions in the plan quarter of termination.

As of December 31, 1994, the Plan had 640 active participants of a total of 1,065 eligible participants. As of December 31, 1993, the Plan had 682 active participants.

The Plan is administered by the Board of Directors of the Company, which has delegated this authority to the Company's Pension Management
Committee. This committee has the responsibility for the general operation of the Plan. All expenses of administration may be paid out of the Plan unless paid by the Company. Bank of America NT & SA
("Trustee") is the trustee for the Plan.

NOTE 2:   Significant Accounting Policies

a) Investments are stated at quoted market values as determined by the Trustee by reference to published market data. Purchases and sales of investments are recorded on a trade-date basis.

b) The Plan uses the accrual method of accounting in accordance with generally accepted accounting principles.

c) The amount of investment gains and losses are determined based on revalued cost. Revalued cost represents the market value of the assets at the beginning of the plan year or historical cost if an investment was acquired during the plan year.

d) Certain amounts in the prior year's financial statements have been reclassified to conform with the current year's presentation. These reclassifications have no effect on previously reported net assets available for plan benefits.

NOTE 3:   Transactions with Westamerica Bancorporation and Subsidiaries

At December 31, 1994 and 1993, time certificates of deposit were invested in the Company's wholly owned subsidiary bank, Westamerica Bank, in the amounts of $490,994 and $622,858, respectively. All such time certificates of deposit were at market rates of interest. Total interest earned by the Plan on these accounts was $21,228 in 1994 and $20,504 in 1993.

At December 31, 1994 and 1993, the Plan held 311,529 and 324,899 shares, respectively, of common stock of the Company. Dividends earned on the Company's common stock are paid directly to participants, based on shares allocated to each participant account. Dividends earned on shares not allocated to participant accounts are paid to the Plan and allocated to participants based on their relative holdings of the Company's common stock within the Plan. Total dividends earned by the Plan on these unallocated shares were $-0- in 1994 and $717 in 1993.

NOTE 4:   Refunds of Excess Contributions

During 1994 and 1993 certain participants contributed more than the maximum amount allowable under the Internal Revenue Code. The aggregate amounts of contributions and earnings thereon to be returned to certain participants as of December 31, 1994 and 1993 were $23,479 and $65,949, respectively. The refunds were made subsequent to the Plan's year end.


NOTE 5:   Plan Termination

The Company has the right to discontinue its contributions at anytime and to terminate the Plan. In the event of Plan termination, the participants' accounts are 100 percent vested and non-forfeitable.

NOTE 6:   Plan Merger

Due to the merger of Napa Valley Bancorp with and into Westamerica Bancorporation, the Napa Valley Bancorp 401(k) Employee Savings Plan ("NVBC Plan") was merged with and into the Plan on April 15, 1993. The Napa Valley Bancorp Plan assets were transferred to the Trustee in December 1993.

                            Westamerica Bancorporation
                                    Schedule 1
                  Schedule of Assets Held for Investment Purposes
                              As of December 31, 1994

             Issuer                        Cost          Market Value

COMPANY COMMON STOCK FUND
Number of
 Shares
  311,529    Westamerica Bancorporation    $ 5,317,636   $ 9,267,988 (1)

Principal
 Amount      Bank of America CIT Short-Term
$  95,308    Investment Fund, 5.73%             95,308        95,308
                                           -----------   -----------
                      Total Company Common
                      Stock Fund           $ 5,412,944   $ 9,363,296
                                           -----------   -----------

MONEY MARKET SAVINGS FUND
   291,756   Bank of America CIT Short-Term
             Investment Fund, 5.73%        $   291,756   $   291,756
                                           -----------   -----------
                      Total Money Market
                      Savings Fund         $   291,756   $   291,756
                                           -----------   -----------

CERTIFICATE OF DEPOSIT FUND
   50,720    Westamerica Bank Certificate
             of Deposit, 2.55%
             due February 16, 1995         $    50,720   $    50,720

  158,396    Westamerica Bank Certificate
             of Deposit, 4.15%
             due February 10, 1995             158,396       158,396

  140,417    Westamerica Bank Certificate
             of Deposit, 4.40%
             due June 24, 1995                 140,417       140,417

 141,461     Westamerica Bank Certificate
             of Deposit, 4.40%
             due July 23, 1995                 141,461       141,461

  85,676     Bank of America CIT Short-Term
             Investment Fund, 5.73%             85,676        85,676
                                           -----------   -----------
                      Total Certificate of
                      Deposit Fund         $   576,670   $   576,670
                                           -----------   -----------

                            Westamerica Bancorporation
                                    Schedule 1
                  Schedule of Assets Held for Investment Purposes
                              As of December 31, 1994
                                Continued
EQUITY INDEX FUND
Number of
 Shares
  59,903     Bank of America CIT Index
             Fund (Equity)                 $   881,600   $ 1,015,035 (1)
                                           -----------   -----------
                      Total Equity
                      Index Fund           $   881,600   $ 1,015,035
                                           -----------   -----------
STEIN ROE SPECIAL MUTUAL FUND
  16,903     Stein Roe Special Mutual Fund $   396,054   $   366,220
                                           -----------   -----------
                      Total Stein Roe Special
                      Mutual Fund          $   396,054   $   366,220
                                           -----------   -----------
INTERNATIONAL EQUITY FUND
  22,259     Bank of America International
             Equity Fund                   $   598,090   $   623,015

Principal
 Amount
 $8,855      Bank of America CIT Short-Term
             Investment Fund, 5.73%              8,855         8,855
                                           -----------   -----------
                      Total International
                      Equity Fund          $   606,945   $   631,870
                                           -----------   -----------

INTERMEDIATE TREASURY BOND INDEX FUND
Number of
 Shares
  6,206      Bank of America Intermediate
             Treasury Bond Index Fund      $   125,904   $   123,885
                                           -----------   -----------
                      Total Intermediate
                      Treasury Bond
                      Index Fund           $   125,904   $   123,885
                                           -----------   ------------
LOANS TO PARTICIPANTS
Principal
 Amount
$278,920     Loans to Participants         $   278,920   $   278,920
                                           -----------   -----------
                      Total Participant
                      Loans                $   278,920   $   278,920
                                           -----------   -----------
         TOTAL INVESTMENTS                 $ 8,540,959   $12,647,652
                                           ===========   ===========
(1) Investments representing greater than 5% of plan assets.

                            Westamerica Bancorporation
                                    Schedule 1
                  Schedule of Assets Held for Investment Purposes
                              As of December 31, 1993

             Issuer                        Cost          Market Value

COMPANY COMMON STOCK FUND
Number of
 Shares
 324,899     Westamerica Bancorporation    $ 5,166,826   $ 8,853,498 (1)

Principal
 Amount
 $41,078     Bank of America CIT Short-Term
             Investment Fund 3.30%              41,078        41,078 (1)
                                           -----------   -----------
                      Total Company Common
                      Stock Fund           $ 5,207,904   $ 8,894,576
                                           -----------   -----------

MONEY MARKET SAVINGS FUND
 839,386     Bank of America CIT Short-Term
             Investment Fund, 3.30%        $   839,386   $   839,386 (1)
                                           -----------   -----------
                      Total Money Market
                      Savings Fund         $   839,386   $   839,386
                                           -----------   -----------

CERTIFICATE OF DEPOSIT FUND
  31,207     Westamerica Bank Certificate
             of Deposit, 3.55%
             due February 17, 1994         $    31,207   $    31,207

 213,737     Westamerica Bank Certificate
             of Deposit, 3.05%
             due October 5, 1994               213,737       213,737


  19,411     Westamerica Bank Certificate
             of Deposit, 3.05%
             due October 5, 1994                19,411        19,411


  34,590     Westamerica Bank Certificate
             of Deposit, 3.05%
             due October 12, 1994               34,590        34,590


  17,242     Westamerica Bank Certificate
             of Deposit, 3.05%
             due November 19, 1994              17,242        17,242

                            Westamerica Bancorporation
                                    Schedule 1
                  Schedule of Assets Held for Investment Purposes
                              As of December 31, 1993
                                     Continued

             Issuer                        Cost          Market Value

  14,863     Westamerica Bank Certificate
             of Deposit, 3.10%
             due August 31, 1994                14,863        14,863

  28,617     Westamerica Bank Certificate
             of Deposit, 3.15%
             due June 24, 1994                  28,617        28,617


 132,000     Westamerica Bank Certificate
             of Deposit, 3.15%
             due June 24, 1994                 132,000       132,000


 131,192     Westamerica Bank Certificate
             of Deposit, 3.35%
             due July 23, 1994                 131,191       131,191


   6,288     Bank of America CIT Short-Term
             Investment Fund, 3.30%              6,288         6,288

                                           -----------   -----------
                      Total Certificate
                      of Deposit Fund      $   629,146   $   629,146 (1)
                                           -----------   -----------

EQUITY INDEX FUND
Number of
 Shares
  52,834     Bank of America CIT
             Index Fund (Equity)           $   741,906   $   882,244 (1)

Principal
 Amount
$ 16,187     Bank of America CIT Short-Term
             Investment Fund 3.30%              16,187        16,187 (1)

                                           -----------   -----------
                      Total Equity
                      Index Fund           $   758,093   $   898,431
                                           -----------   -----------

                            Westamerica Bancorporation
                                    Schedule 1
                  Schedule of Assets Held for Investment Purposes
                              As of December 31, 1993
                                     Continued

             Issuer                        Cost          Market Value

INTERNATIONAL EQUITY FUND
Number of
 Shares
   9,929     Bank of America International
             Equity Fund                   $   217,013   $   275,148
                                           -----------   -----------
                      Total Equity
                      Index Fund           $   217,013   $   275,148
                                           -----------   -----------

LOANS TO PARTICIPANTS

Principal
 Amount
$ 280,468    Loans to Participants,
             7.00% to 16.00%               $   280,468   $   280,468

                                           -----------   -----------
                      Total
                      Participant Loans    $   280,468   $   280,468
                                           -----------   -----------

                      TOTAL INVESTMENTS    $ 7,932,010   $11,817,154
                                           ===========   ===========


(1) Investments representing greater than 5% of plan assets.

                            Westamerica Bancorporation
                       Tax Deferred Savings/Retirement Plan
                                    Schedule II
                       Statement of Transactions Involving
                    More Than Five Percent (5%) of Plan Assets

                       For the Year Ended December 31, 1994


Principal Amount/
Number of Shares            Issuer                     Cost     Proceeds


                    PURCHASES

$3,068,858         Bank of America CIT Short-Term
                   Investment Fund               $3,068,858          ---



$  617,921         Westamerica Bank Certificates
                   of Deposit                       617,921          ---

    28,485         Westamerica Bancorporation
                   Common Stock                     840,627          ---



                    MATURITIES & SALES


$3,490,201         Bank of America CIT Short-Term
                   Investment Fund               $3,490,201   $3,490,201


$  749,785         Westamerica Bank Certificates
                   of Deposit                       749,785      749,785


    26,500         Westamerica Bancorporation
                   Common Stock                     436,426      788,661

                            Westamerica Bancorporation
                       Tax Deferred Savings/Retirement Plan
                                    Schedule II
                       Statement of Transactions Involving
                    More Than Five Percent (5%) of Plan Assets

                       For the Year Ended December 31, 1993


Principal Amount/
Number of Shares            Issuer                     Cost     Proceeds


                    PURCHASES

$1,777,897         Bank of America CIT Short-Term
                   Investment Fund               $1,777,897          ---


$  661,031         Westamerica Bank Certificates
                   of Deposit                       661,031          ---



    27,916         Westamerica Bancorporation
                   Common Stock                     732,198          ---

                   MATURITIES & SALES

$1,738,620         Bank of America CIT Short-Term
                   Investment Fund               $1,738,620   $1,738,620


$  669,063         Westamerica Bank Certificates
                   of Deposit                       669,063      669,063


    15,541         Westamerica Bancorporation
                   Common Stock                     232,937      232,937

Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan (ESOP)
Schedule III
Allocation of Net Assets Available for
Plan Benefits to Investment Programs
As of December 31, 1994

                              Company        Money  Certificate                 Stein Roe
                               Common       Market           of       Equity      Special
                                Stock      Savings      Deposit        Index       Mutual
ASSETS                           Fund         Fund         Fund         Fund         Fund
Investments, at market
value (Notes 1 &3)

Westamerica Bancorporation
Common Stock               $9,267,988  $       ---  $       ---  $       ---  $       ---

Bank of America CIT Short-
Term Investment Fund           95,308      291,756       85,676          ---          ---

Westamerica Bank
Certificates of Deposit           ---          ---      490,994          ---          ---

Bank of America CIT
Index Fund (Equity)               ---          ---          ---    1,015,035          ---

Stein Roe Special
Mutual Fund                       ---          ---          ---          ---      366,220

Bank of America
International Equity Fund         ---          ---          ---          ---          ---

Bank of America
Intermediate Treasury
Bond Index Fund                   ---          ---          ---          ---          ---

Loans to Participants             ---          ---          ---          ---
                          -----------  -----------  -----------  -----------  -----------
                            9,363,296      291,756      576,670    1,015,035      366,220

Cash                           39,639        2,344        4,603        7,321        4,473
Accrued Interest
 receivable                       425        1,407        7,699           17       24,883
Contribution
 Receivable                     4,056         (329)          69         (473)         862
Due from (to)
 other funds                    2,768        3,823      (51,780)     (34,447)      35,877
                          -----------  -----------  -----------  -----------  -----------
                            9,410,184      299,001      537,261      987,453      432,315

LIABILITIES
Contributions
 Payable                          ---          ---          ---          ---          ---
Excess Contributions
 and Earnings                 (10,388)         ---       (4,850)        (404)      (3,336)
Distributions
 Payable                          ---          ---          ---          ---          ---
                          -----------  -----------  -----------  -----------  -----------
NET ASSETS
AVAILABLE FOR
PLAN BENEFITS               9,399,796      299,001      532,411      987,049      428,979
                          ===========  ===========  ===========  ===========  ===========





Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan (ESOP)
Schedule III
Allocation of Net Assets Available for
Plan Benefits to Investment Programs
As of December 31, 1994
Continued
                                      Intermediate
                         International    Treasury        Loans
                               Equity   Bond Index           to
ASSETS                           Fund         Fund Participants        Total

Investments, at market
value (Notes 1 & 3)

Westamerica Bancorporation
Common Stock              $       ---  $       ---  $       ---   $9,267,988

Bank of America CIT Short-
Term Investment Fund            8,855          ---          ---      481,595

Westamerica Bank
Certificates of Deposit           ---          ---          ---      490,994

Bank of America CIT
Index Fund (Equity)               ---          ---          ---    1,015,035

Stein Roe Special
Mutual Fund                       ---          ---          ---      366,220

Bank of America
International Equity Fund     623,015          ---          ---      623,015

Bank of America
Intermediate Treasury
Bond Index Fund                   ---      123,885          ---      123,885

Loans to Participants             ---          ---      278,920      278,920
                          -----------  -----------  -----------  -----------
                              631,870      123,885      278,920   12,647,652

Cash                            8,187          647          ---       67,214
Accrued Interest
 receivable                        56          ---          ---       34,487
Contribution
 Receivable                       500          ---         (744)       3,941
Due from (to)
 other funds                   31,725       12,034          ---            0
                          -----------  -----------  -----------  -----------
                              672,338      136,566      278,176   12,753,294

LIABILITIES
Contributions
 Payable                          ---          ---          ---            0
Excess Contributions
 and Earnings                  (2,602)        (488)      (1,411)     (23,479)
Distributions
Payable                           ---          ---      (38,788)     (38,788)
                          -----------  -----------  -----------  -----------
NET ASSETS
AVAILABLE FOR
PLAN BENEFITS             $   669,736  $   136,078  $   237,977  $12,691,027
                          ===========  ===========  ===========  ===========

Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan (ESOP)
Schedule III
Allocation of Net Assets Available for
Benefits to Investment Programs
As of December 31, 1993

                              Company        Money  Certificate
                               Common       Market           of
                                Stock      Savings      Deposit
ASSETS                           Fund         Fund         Fund

Investments, at market
value (Notes 1 &3)

Westamerica Bancorporation
Common Stock               $8,853,498  $       ---  $       ---

Bank of America CIT Short-
Term Investment Fund           41,078      839,386        6,288

Westamerica Bank
Certificates of Deposit           ---          ---      622,858

Bank of America CIT
Index Fund (Equity)               ---          ---          ---

Bank of America
International Equity Fund         ---          ---          ---

Loans to Participants             ---          ---          ---
                          -----------  -----------  -----------
                            8,894,576      839,386      629,146

Cash                            2,079          147          119

Accrued Interest
receivable                         97          572        7,570

Due from (to)
other funds                    (8,347)         295        1,894
                          -----------  -----------  -----------
                            8,888,405      840,400      638,729

LIABILITIES

Contributions
payable                          (563)          60           21

Excess
Contributions                 (38,258)      (3,189)      (6,689)

Payable to
Broker                            ---          ---          ---
                          -----------  -----------  -----------
NET ASSETS
AVAILABLE FOR
PLAN BENEFITS              $8,849,584     $837,271     $632,061
                          ===========  ===========  ===========



Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan (ESOP)
Schedule III
Allocation of Net Assets Available for
Plan Benefits to Investment Programs
As of December 31, 1993
Continued

                               Equity International       Loans
                                Index       Equity           to
ASSETS                           Fund         Fund Participants        Total

Investments, at market
value (Notes 1 &3)

Westamerica Bancorporation
Common Stock              $       ---  $       ---  $       ---   $8,853,498

Bank of America CIT Short-
Term Investment Fund           16,187          ---          ---      902,938

Westamerica Bank
Certificates of Deposit           ---          ---          ---      622,858

Bank of America CIT
Index Fund (Equity)           882,244          ---          ---      882,244

Bank of America
International Equity Fund         ---      275,148          ---      275,148

Loans to Participants             ---          ---      280,468      280,468
                          -----------  -----------  -----------  -----------
                              898,430      275,148      280,468   11,817,154

Cash                              916        1,034          ---        4,295

Accrued Interest
receivable                         21            1          ---        8,261

Due from (to)
other funds                     3,945        2,213          ---            0
                          -----------  -----------  -----------  -----------
                              903,312      278,396      280,468   11,829,710

LIABILITIES

Contributions
payable                          (338)         (39)         ---         (859)

Excess
Contributions                 (10,718)      (7,095)         ---      (65,949)

Payable to
Broker                        (11,104)         ---          ---      (11,104)
                          -----------  -----------  -----------  -----------
NET ASSETS
AVAILABLE FOR
PLAN BENEFITS                $881,152     $271,262     $280,468  $11,751,798
                          ===========  ===========  ===========  ===========









Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan (ESOP)
Schedule IV
Allocation of changes in Net Assets Available for Plan Benefits to Investment Programs
For the Year Ended December 31, 1994

                                   Company         Money   Certificate
                                    Common        Market            of        Equity
INCREASE (DECREASE) IN NET           Stock       Savings       Deposit         Index
ASSETS ATTRIBUTED TO                  Fund          Fund          Fund          Fund
Contributions by Participants     $510,293       $57,437       $81,804      $200,635

Contributions by
 Westamerica Bancorporation        473,688           ---           ---           ---

Participant Rollovers                3,350         4,641        29,368           ---

Investment Income:

  Appreciation (depreciation)
   of Investments                  797,307           ---           ---        12,802

  Dividends                            ---           ---           ---           ---

  Interest                           9,099        13,648        21,228         1,655

  Interest on
   participant loans                10,075           466           252         2,170
                               -----------   -----------   -----------   -----------
Total Investment Income            816,481        14,114        21,480        16,627

Distributions Paid              (1,020,116)     (107,489)      (83,440)     (130,279)

Inter-fund transfers              (187,735)     (502,822)     (136,124)       27,247

Excess Contributions               (10,388)          ---        (4,850)         (404)

Participant Loans Funded           (85,671)       (8,387)       (8,917)      (21,132)

Principal Payments
 on Participant Loans               50,310         4,236         1,029        13,203
                               -----------   -----------   -----------   -----------
Total Increases (decreases)        550,212      (538,270)      (99,650)      105,897

NET ASSETS AVAILABLE
FOR PLAN BENEFITS,
December 31, 1993                8,849,584       837,271       632,061       881,152
                               -----------   -----------   -----------   -----------
NET ASSETS AVAILABLE
FOR PLAN BENEFITS,
December 31, 1994               $9,399,796      $299,001      $532,411      $987,049
                               ===========   ===========   ===========   ===========



Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan (ESOP)
Schedule IV
Allocation of changes in Net Assets Available for
Plan Benefits to Investment Programs
For the Year Ended December 31, 1994
Continued
                                                          Intermediate
                                 Stein Roe                    Treasury
                                   Special International          Bond         Loans
INCREASE (DECREASE) IN NET          Mutual        Equity         Index            to
ASSETS ATTRIBUTED TO                  Fund          Fund          Fund  Participants         Total
Contributions by Participants     $145,003      $197,861       $16,669  $         ---    $1,209,702

Contributions by
 Westamerica Bancorporation            ---           ---           ---           ---       473,688

Participant Rollovers                3,133         3,198            60           ---        43,750

Investment Income:

  Appreciation (depreciation)
   of Investments                   (5,009)      (17,423)       (2,316)          ---       785,361

  Dividends                            ---           ---           ---           ---           ---

  Interest                             986         1,372           588           ---        48,576

  Interest on
   participant loans                 2,148         2,926             8           ---        18,045
                               -----------   -----------   -----------   -----------   -----------
Total Investment Income            (1,875)      (13,125)       (1,720)            0       851,982

Distributions Paid                 (46,363)     (125,949)      (16,021)      (86,757)   (1,616,414)

Inter-fund transfers               328,179       330,570       137,718         2,967             0

Excess Contributions                (3,336)       (2,602)         (488)       (1,411)      (23,479)

Participant Loans Funded            (3,617)       (4,471)         (155)      132,350             0

Principal Payments
 on Participant Loans                7,855        12,992            15       (89,640)            0
                               -----------   -----------   -----------   -----------   -----------
Total Increases (decreases)        428,979       398,474       136,078       (42,491)      939,229

NET ASSETS AVAILABLE
FOR PLAN BENEFITS,
December 31, 1993                      ---       271,262           ---       280,468    11,751,798
                               -----------   -----------   -----------   -----------   -----------
NET ASSETS AVAILABLE
FOR PLAN BENEFITS,
December 31, 1994                 $428,979      $669,736      $136,078      $237,977   $12,691,027
                               ===========   ===========   ===========   ===========   ===========


Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan (ESOP)
Schedule IV
Allocation of changes in Net Assets Available for Plan Benefits to Investment Programs
For the Year Ended December 31, 1993

                                   Company         Money   Certificate
                                    Common        Market            of
INCREASE (DECREASE) IN NET           Stock       Savings       Deposit
ASSETS ATTRIBUTED TO                  Fund          Fund          Fund

Contributions by Participants     $502,531       $78,828      $121,040

Contributions by
 Westamerica Bancorporation        406,724           ---           ---

Participant Rollovers                  981           531           ---

Investment Income:
  Appreciation (depreciation)
   of Investments                1,104,538           ---           ---
  Dividends                            717           ---           ---
  Interest                           1,161         6,497        20,405
  Interest on
   participant loans                 8,638           804           374
                               -----------   -----------   -----------
Total Investment Income          1,115,054         7,301        20,779

Distributions Paid                (583,633)      (47,113)      (88,853)

Inter-fund transfers              (189,737)       25,546        45,934

Excess Contributions               (38,258)       (3,190)       (6,689)

Participant Loans Funded          (122,808)      (25,820)      (19,419)

Principal Payments
 on Participant Loans               38,697         4,294         1,465
                               -----------   -----------   -----------
Total Increases (decreases)      1,129,551        40,377        74,258

NET ASSETS AVAILABLE
FOR PLAN BENEFITS,
December 31, 1992                7,095,626       180,426       557,803

Merger of Assets from
Former Napa Valley Bancorp
401(k) Employee Savings Plan       624,407       616,468           ---
                               -----------   -----------   -----------
NET ASSETS AVAILABLE
FOR PLAN BENEFITS,
December 31, 1993               $8,849,584      $837,271      $632,061
                               ===========   ===========   ===========


Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan (ESOP)
Schedule IV
Allocation of changes in Net Assets Available for Plan Benefits to Investment Programs
For the Year Ended December 31, 1993
Continued

                                    Equity International         Loans
INCREASE (DECREASE) IN NET           Index        Equity            to
ASSETS ATTRIBUTED TO                  Fund          Fund  Participants         Total

Contributions by Participants     $262,972       $82,223   $       ---    $1,047,594

Contributions by
 Westamerica Bancorporation            ---           ---           ---       406,724

Participant Rollovers                4,556           266           ---         6,334

Investment Income:
  Appreciation (depreciation)
   of Investments                   69,073        60,816           ---     1,234,427
  Dividends                            ---           ---           ---           717
  Interest                             163           393           ---        28,619
  Interest on
   participant loans                 4,216         1,484           ---        15,516
                               -----------   -----------   -----------   -----------
Total Investment Income             73,452        62,693             0     1,279,279

Distributions Paid                 (81,240)      (10,375)      (17,722)     (828,936)

Inter-fund transfers                86,156        32,101           ---           ---

Excess Contributions               (10,717)       (7,095)          ---       (65,949)

Participant Loans Funded           (44,019)       (6,986)      219,052           ---

Principal Payments
 on Participant Loans               20,729         9,633       (74,818)          ---
                               -----------   -----------   -----------   -----------
Total Increases (decreases)        311,887       162,461       126,512     1,845,044

NET ASSETS AVAILABLE
FOR PLAN BENEFITS,
December 31, 1992                  569,265       108,801       152,076     8,663,997

Merger of Assets from
Former Napa Valley Bancorp
401(k) Employee Savings Plan           ---           ---         1,880     1,242,755
                               -----------   -----------   -----------   -----------
NET ASSETS AVAILABLE
FOR PLAN BENEFITS,
December 31, 1993                 $881,152      $271,262      $280,468   $11,751,798
                               ===========   ===========   ===========   ===========


                                 SIGNATURE



Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)




Date:    June 15, 1995

By:    Dennis R. Hansen
       Member, Pension Management Committee






CONSENT OF INDEPENDENT AUDITORS

To the Pension Management Committee for the Westamerica
Bancorporation Tax Deferred Savings/Retirement Plan (ESOP).

We consent to incorporation by reference in the registration statement on Form S-8, of Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) of our report dated June 16, 1995, relating to the statements of net assets available for plan benefits of Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 1994, annual report on Form 11-K of Westamerica Bancorporation Tax Deferred Savings/Retirement Plan
(ESOP).




/s/  PISENTI & BRINKER
- -----------------------
    Pisenti & Brinker



Santa Rosa, California
June 16, 1995

INDEPENDENT AUDITORS' REPORT


To the Administrators of
   Westamerica Bancorporation Tax Deferred
   Savings/Retirement Plan (ESOP)
   Novato, California


We have audited the accompanying statements of net assets available for plan benefits of Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 6 through 13 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PISENTI & BRINKER
- ------------------------
    Pisenti & Brinker


Santa Rosa, California
June 16, 1995